Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

August 28, 2025

Ms. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act File No: 333-270997
Investment Company Act File No: 811-23859
LionShares U.S. Equity Total Return ETF

Dear Ms. O’Neal:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on August 7, 2025, with respect to Post-Effective Amendment No. 78 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed on June 18, 2025 for the purpose of adding one new series to the Trust, the LionShares U.S. Equity Total Return ETF (the “Fund”) (SEC Accession No. 0000894189-25-004525).
I note that prior to receiving the Staff’s comments, the Trust informed the Staff that the Fund’s investment strategy would be broadened to seek exposure to the total U.S. equity market rather than focusing on the 500 largest companies listed in the United States as had been stated in the Amendment.
For your convenience, the Staff’s comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as in the Amendment. Where comments relate to or involve language that is repeated or restated in the Fund’s prospectus or statement of additional information, the Trust will make corresponding and consistent changes as appropriate throughout each document.

Comment 1. The Staff notes that a principal investment strategy of the Fund is the investment in options on ETFs. Please provide principal risk disclosure related to this investment type.
Response: The Trust has added the following risk disclosure.
Options Risk. Options are instruments whose value is derived from that of other assets, rates, or indexes. The Fund may invest in options that derive their performance from the performance of ETFs invested in the broad U.S. equity market. Since many factors influence the value of an option, including the price of the underlying asset, the exercise price, the time to expiration, the interest rate, and the dividend rate of the underlying asset, the buyer’s success in implementing an option buying strategy may depend on an ability to predict movements in the prices of individual assets, fluctuations in markets, and movements in interest rates. There is no assurance that a liquid market will exist when the buyer seeks to close out any option position.

Comment 2. The Staff notes that the Fund’s investment strategy includes investment in securities that represent the broad U.S. equity market. Presuming that these holdings will include securities that are considered small and/or mid-capitalization, please provide principal risk disclosure related to small- and mid-capitalization securities.
Response: The Trust has added the following risk disclosure.

Small- and Mid-Capitalization Companies Risk. Small- and mid-capitalization stocks tend to perform differently from other segments of the equity market or the equity market as a whole, and can be more volatile than stocks of large-capitalization companies. Small- and mid-capitalization companies may be newer or less established, have limited resources, products and markets, and be less liquid.

Comment 3. The Staff notes that at inception the Fund expects to be subject to exposure from the information technology sector. Please make clear to an investor that the disclosure labeled Technology Sector Risk encompasses the risks related to exposure from information technology sector or in the alternative add additional risk language for the information technology sector.
Response: The Trust has edited the risk heading so that it now reads Information Technology Sector Risk.

Comment 4. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.
Response: The Trust represents that the following disclosure has been added to the section entitled Buying and Selling Fund Shares.
If the Fund redeems creation units for cash the Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to incur brokerage costs and/or recognize a capital gain that it might not have recognized if it had made a redemption in kind. As a result, the Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used. The use of cash creations and redemptions also may cause the Fund’s Shares to trade in the market at wider bid-ask spreads or greater premiums or discounts to the Fund’s NAV. Further, effecting purchases and redemptions primarily in cash may cause the Fund to incur additional costs, such as portfolio transaction costs. These costs can decrease the Fund’s NAV, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Comment 5. The Fund has a fundamental investment restriction that prevents the Fund from concentrating its investments in any single industry or group of industries. Please add additional disclosure and confirm supplementally that the investment advisor will look through the investments in other investment companies when determining that Fund’s compliance with this investment restriction.
Response: The Trust represents that the explanatory disclosure about the fundamental investment restriction will include language stating that “the Fund will consider investments of underlying investment companies to the extent the Fund has sufficient information about the holdings of such underlying investment companies.” The Advisor confirms that it will consider the investments of underlying investment companies in which the Fund invests to the extent it has sufficient information about the holdings of such underlying investment companies.

If you have any questions or comments concerning this filing, please feel free to contact Ryan Charles (480-964-6008) of U.S. Bank Global Fund Services, the Trust’s administrator.

Sincerely,

Ryan Charles
Secretary
Advisor Managed Portfolios
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